UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.)*

Telaria, Inc.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

879181105
(CUSIP Number)

Jonathan Brolin 2 Depot Plaza Bedford Hills New York 10507 (914) 239-3117
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 5, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	879181105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Edenbrook Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,790,947

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,790,947

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,790,947

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.37%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	879181105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jonathan Brolin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,790,947

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER

2,790,947

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,790,947

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.37%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	879181105

Item 1.	Security and Issuer.
This statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $0.0001 (the "Common Stock"), of Telaria, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 1501 Broadway, Suite 801, New York, New York 10036.

Item 2.	Identity and Background.
(a)-(c)

This Schedule 13D is being filed jointly by (i) Edenbrook Capital, LLC ("Edenbrook"), a New York limited liability company, as the investment manager to certain private investment funds, with respect to Common Stock owned by such private investment funds, and (ii) Jonathan Brolin ("Mr. Brolin"), a United States citizen and the principal of Edenbrook with respect to the Common Stock owned by such private investment funds (collectively, the "Reporting Persons").

Mr. Brolin's present principal occupation or employment is acting as a private investor. The principal business address of Mr. Brolin and Edenbrook is 2 Depot Plaza, Bedford Hills, New York 10507. Mr. Brolin is the Managing Member of Edenbrook and, as such, is in the position to determine the investment and voting decisions made by Edenbrook.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Shares reported represent 2,790,947 shares of Common Stock of the Issuer.

The net investment costs (including commissions, if any) of the Common Stock directly owned by the private investment funds advised by Edenbrook is approximately $7,596,137. The Common Stock was purchased with the investment capital of the private investment funds advised by Edenbrook.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment.

The Reporting Persons and their representatives have, from time to time, engaged in, and expect to continue to engage in, discussions with members of management and the board of directors of the Issuer, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value.

The Reporting Persons continually evaluate their investment in the Common Stock and may in the future seek to acquire additional Shares or to dispose of all or a portion of the Common Stock beneficially owned by them. Any such acquisition or disposition may be effected through privately negotiated transactions, in the open market, in block transactions or otherwise. In addition, the Reporting Persons may enter into hedging or derivative transactions with respect to the securities of the Issuer, including Common Stock beneficially owned by them. Any determination to acquire or dispose of securities of the Issuer will depend on a number of factors, including the Issuer’s business and financial position and prospects, other developments concerning the Issuer, the price levels of the Common Stock, general market and economic conditions, the availability of financing and other opportunities available to the Reporting Persons.

Except as set forth herein, no Reporting Person has any present plan or proposal which would relate to or would result in any of the matters set forth in subparagraphs (a)- (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)-(c)

As of the date hereof, (i) Edenbrook and Mr. Brolin may be deemed to be the beneficial owners of 2,790,947 shares of Common Stock, constituting 5.37% of the shares of Common Stock, based upon 52,017,481 shares of Common Stock outstanding as of February 26, 2018, based on the information set forth in the Annual Report on Form 10-K filed by the Issuer on March 2, 2018.

Edenbrook has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 2,790,947 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 2,790,947 shares of Common Stock.

Mr. Brolin has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 2,790,947 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 2,790,947 shares of Common Stock.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B. All such transactions were carried out in open market transactions.

The Reporting Persons specifically disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
This Item is not applicable.

Item 7.	Material to be Filed as Exhibits.
Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in Common Stock

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 6, 2018
(Date)

Edenbrook Capital, LLC By: /s/ Jonathan Brolin Jonathan Brolin, Managing Member

Jonathan Brolin /s/ Jonathan Brolin

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated March 6, 2018, relating to the Common Stock, par value $0.0001 of Telaria, Inc. shall be filed on behalf of the undersigned.

March 6, 2018

(Date)

Edenbrook Capital, LLC

By: /s/ Jonathan Brolin

Jonathan Brolin, Managing Member

Jonathan Brolin

/s/ Jonathan Brolin

Exhibit B

Schedule of Transactions in Shares by Private Funds Advised by Edenbrook

Transaction Date	Title of Class	Number of Shares Purchased	Number of Shares Sold	Price Per Share
1/24/2018	Common		4,626	5.040
1/24/2018	Common		5,091	5.100
1/24/2018	Common		12,000	5.049
2/23/2018	Common		15,000	5.073
2/26/2018	Common	30,000		3.987
2/26/2018	Common	70,000		3.982
2/26/2018	Common	187,428		3.990
2/27/2018	Common	153,400		3.951
2/27/2018	Common	55,000		3.938
2/28/2018	Common	20,400		3.884
2/28/2018	Common	50,000		3.849
2/28/2018	Common	20,000		3.863
3/1/2018	Common	14,600		3.806
3/1/2018	Common	7,897		3.799
3/1/2018	Common	500		3.800
3/2/2018	Common	9,500		3.782
3/2/2018	Common	10,000		3.779
3/5/2018	Common	5,476		3.750
3/5/2018	Common	10,000		3.776
3/5/2018	Common	438,960		3.750